SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006	Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD INITIATES CHIEF EXECUTIVE OFFICER TRANSITION
Reno, NV — August 21, 2006 - Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) is pleased to announce the hiring of Mr. Edward Dowling. Mr. Dowling is being hired as the designate to current sitting Chief Executive Officer and President of Meridian Gold, Mr. Brian J. Kennedy. Mr. Dowling will also assume an immediate seat on the Board of Directors for Meridian Gold.
Additionally, effective January 1, 2007, Mr. Kennedy will assume the role of Chairman of the Board for Meridian Gold, a role which is currently being performed by Mr. Christopher Lattanzi. Simultaneous with Mr. Kennedy’s move into the Chairman’s role on January 1, 2007, Mr. Lattanzi will assume the newly created role of Lead Director for the Board of Directors for Meridian Gold. The Board of Directors believes that these new board assignments, along with Mr. Dowling’s hiring, will help to ensure that Meridian Gold continues to perform at exceptional levels for years to come.
Mr. Kennedy commented, “Ed Dowling brings to Meridian Gold technical, operating, exploration and administrative experiences that will be put to immediate use as the Company continues to grow. Therefore, Ed will assume immediate responsibility for operations, exploration, business development and human resources upon his arrival to Meridian Gold in early September.”
“The recruitment of Ed Dowling represents the end of an extensive search which commenced upon the unexpected death of Ed Colt, Meridian Gold’s Executive Vice-President,” Mr Lattanzi commented. “We are fortunate to have attracted an individual with such strong managerial and technical ability. I also welcome Brian Kennedy’s appointment as Chairman of the Board. Brian has been the dominant force behind Meridian’s growth over the past ten years and his new responsibilities will ensure that he continues to play a significant role in our future. I look forward with great enthusiasm to working with both Brian and Ed in my own new role as Lead Director.”
Mr. Dowling, 50, has had a very successful career in various leadership roles, most recently with De Beers of Johannesburg, South Africa, as Executive Director, Mining and Exploration. Prior to his tenure with De Beers, Mr. Dowling was with Cleveland-Cliffs as Executive Vice-President in charge of all production facilities, research and development, operating support functions, as well as continuous improvement efforts. Prior to Mr. Dowling’s tenure with Cleveland-Cliffs, he also worked for Cyprus Amax Minerals Company in various capacities. Mr. Dowling holds a Bachelor of Science in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing, all granted from the Pennsylvania State University.
Mr. Dowling, a native of the United States, has resided in South Africa since late 2003. His wife, Arline, and one son, Jacob, are preparing to relocate with him to Reno, Nevada.

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr
Senior Manager,	Tel:	(800) 572-4519
Investor Relations	Fax:	(775) 850-3733
E-mail: krista.muhr@meridiangold.com